PROCAP FINANCIAL, INC.

600 Lexington Avenue, Floor 2

New York, NY 10022

VIA EDGAR

August 27, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Washington, D.C. 20549

Attn:	Sonia Bednarowski
Irene Paik

Re:	ProCap Financial, Inc. Draft Registration Statement on Form S-4 Submitted July 24, 2025 CIK No. 0002076163

Dear Staff:

On behalf of ProCap Financial, Inc. (the “Company,” “we,” “our” or “us”), we are writing to submit the Company’s response to the comment letter received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated August 20, 2025 (the “Comment Letter”), regarding the Company’s Registration Statement on Form S-4 confidentially submitted to the Commission on July 24, 2025 (CIK No. 0002076163) (the “Registration Statement”). Concurrently with the transmission of this letter, we are submitting an amended Registration Statement with the Commission through EDGAR (the “Amended Draft Registration Statement”), which includes changes intended to respond to certain comments included in the Comment Letter.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed each comment with the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Draft Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Draft Registration Statement.

Draft Registration Statement on Form S-4

General

1.	Please revise to include a separate proposal for the approval of CCCM’s revised organizational documents that will be effective upon registration of CCCM as a Delaware corporation.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the registration statement to include a separate proposal for the approval of CCCM’s revised organizational documents that will be effective upon registration of CCCM as a Delaware corporation.

Cover Page

2.	Please revise to disclose here, in the Notice of Extraordinary General Meeting of Shareholders, and on page 118 (i) the number of shares of Pubco Stock offered in connection with the Business Combination, (ii) the price per share of the Pubco Stock, (iii) the value of the consideration that the Sponsor, the Public Shareholders, and the Seller are receiving in connection with the Business Combination and (iv) the aggregate value of the consideration that the Sellers are receiving.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 167 of the Amended Draft Registration Statement.

3.	Please revise to disclose the ownership percentage of Pubco Stock by the Private Placement Agents, the Preferred Equity Investors, the Convertible Note Investors, and the directors and officers of CCCM.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 42, and 97 of the Amended Draft Registration Statement.

Notice of Extraordinary General Meeting of Shareholders, page i

4.	Please revise the Notice of Extraordinary General Meeting of Shareholders to list out each separate proposal that the CCCM Shareholders will consider and vote upon pursuant to the Organizational Documents Proposal.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amended Draft Registration Statement to list each separate proposal that the CCCM Shareholders will consider and vote upon pursuant to the Organizational Documents Proposal.

Questions and Answers About the Proposals, page 15

5.	Please revise to add disclosure regarding the impact of the Domestication and the Business Combination for the CCCM Warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Amended Draft Registration Statement.

6.	Please add disclosure regarding the Outside Date of the Business Combination Agreement so that investors understand the date by which the Business Combination must be consummated even if CCCM’s Combination Period is extended.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Amended Draft Registration Statement.

Q: What equity stake will current Public Shareholders, the Preferred Equity Investors, the Sponsor, Professional Capital Management..., page 19

7.	Your disclosure on page 21 that CCCM issued the Public Shares in the CCCM IPO at $10.00 per share appears to be inconsistent with the IPO Prospectus in which CCCM offered public units, each of which consisted of one Class A Ordinary Share and one- half of one redeemable warrant, for $10.00 per Public Unit.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 44 of the Amended Draft Registration Statement.

Q: What vote is required to approve the proposals presented at the Meeting?, page 24

8.	Your disclosure on pages 24 and 119 that the Organizational Documents Proposal is required to be approved by an ordinary resolution of CCCM Shareholders appears to conflict with your disclosure elsewhere that the Organizational Documents Proposal is a non-binding advisory vote. Please revise for clarity and consistency.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 25, 49, 111 and 123 of the Amended Draft Registration Statement.

Q: What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise..., page 34

9.	Please expand your disclosure here to address the maximum number of redemptions that may be made in order for the consummation of the Business Combination to occur, if approved.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Amended Draft Registration Statement.

Summary of the Proxy Statement/Prospectus

Ancillary Documents

Preferred Equity Subscription Agreements, page 38

10.	Please disclose here the number and dollar amount of Bitcoin acquired with the proceeds from the Preferred Equity Investment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 39, 165, 183, 213, 220, 240, 255 and 263 of the Amended Draft Registration Statement to list the number and dollar amount of Bitcoin acquired with the proceeds from the Preferred Equity Investment.

11.	We note your disclosure that, at the Closing, the Bitcoin held by ProCap and Anchorage will be contributed to Pubco. Please revise to disclose whether this transfer will be an on-chain or off-chain transfer, and if on-chain, please revise to disclose the transaction costs associated with the transfer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 39, 40, 63, 165, 183, 213, 220 and 240 of the Amended Draft Registration Statement.

Convertible Note Subscription Agreements, page 39

12.	We note your disclosure that the “[p]roceeds from the Convertible Note Financing are expected to be utilized by Pubco for the purpose of acquiring additional Bitcoin and for working capital purposes.” Please revise to disclose, if known, the percentage of the proceeds that will be used for acquiring additional Bitcoin and the percentage of the proceeds that will be used for working capital purposes. If not known, so state and describe the factors Pubco will consider in making the determination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 40, 183, 184, 214, 220 and 240 of the Amended Draft Registration Statement.

13.	We note your disclosure that the Convertible Notes will be two times collateralized by cash, cash equivalents and certain Bitcoin assets. Please revise to disclose the percentage of your Bitcoin holdings and the amount of cash and cash equivalents that will collateralize the Convertible Notes and, in your risk factors section, address how the volatility of Bitcoin may impact the number of Bitcoin, cash and cash equivalents needed to collateralize the Convertible Notes.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 40, 117, 183, 214, 220 and 240 of the Amended Draft Registration Statement.

Lock-Up Agreement, page 39

14.	Please revise to disclose the number of shares of Pubco Stock that will be subject to the Lock-Up Agreement, the Insider Letter Amendment and the Registration Rights Agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 42, 185, 265, and 302 of the Amended Draft Registration Statement to list the number of shares of Pubco Stock that will be subject to the Lock-Up Agreement, the Insider Letter Amendment and the Registration Rights Agreement.

Merger Consideration, page 41

15.	Please revise to provide an example of the Adjustment Shares and the merger consideration that Professional Capital Management will receive based upon the Closing Bitcoin Price as of a recent measurement period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Amended Draft Registration Statement to list the number of shares of Pubco Stock that Professional Capital Management will receive as Merger Consideration.

Dilution, page 42

16.	Please tell us your consideration for including your Convertible Notes issuance in your dilution presentation as Item 1604(c) of Regulation S-K requires material probable transactions, other than the de-SPAC transaction itself, be included in the dilution computation and disclosure. In your response, specifically address the following:

●	Explain to us why you believe that you may be required to separately account for the liability and equity components of the Convertible Notes as indicated in the first risk factor on page 115. In this regard, we note that ASC 470-20-25-13 indicates that a substantial premium related to a convertible debt issuance is presumed to result in such premium representing paid-in capital, but your Convertible Notes appear to be issued at a discount.

●	Tell us whether and, if so, how the conversion ratio of your Convertible Notes can change. In this regard, we note your disclosure in the first risk factor on page 114 that the conversion ratio will be proportionately adjusted based on the change in the average Bitcoin price over the ten days immediately prior to the Closing Date relative to the Signing Bitcoin Price, but note no other references in your submission to adjusting the conversion ratio.

●	If the conversion ratio can change as indicated in the preceding bullet, tell us your consideration for disclosing throughout your registration statement that your conversion ratio can change as well as the impact of this provision based on the actual prices of Bitcoin over the ten days before a recent practicable date and the actual Signing Bitcoin Price, as the latter amount should be known.

Response: In response to the Staff’s comment, with respect to bullet 1, the Company analyzed the convertible notes and determined that the instrument is a legal obligation to repay borrowed funds, placing it within the scope of ASC 470-10. However, the debt is not clearly and solely debt in legal form, as it contains embedded equity-linked features. Therefore, the Company determined that an assessment under ASC 815-15 was required.

The instrument contains a conversion option allowing the holder to convert the debt into equity. The analysis applied the three-step bifurcation framework under ASC 815-15-25-1:

●	The conversion feature was not clearly and closely related to the debt host.

●	The hybrid instrument is not remeasured at fair value under other GAAP, requiring further bifurcation analysis.

●	A standalone instrument with the same terms would qualify as a derivative, and the conversion feature does not meet the fixed-for-fixed criterion. Instead, it permits settlement in a variable number of shares, making it ineligible for equity classification under ASC 815-40-15-7C through 15-7F.

As such, the conversion feature must be bifurcated and separately accounted for as a derivative instrument measured at fair value through earnings.

Although the debt qualifies as a financial liability, the fair value option was not elected at initial recognition. Therefore, the Company must use traditional accounting treatment for the debt host, including:

●	Amortization of the original issue discount and debt issuance costs over the life of the instrument using the effective interest method.

●	Separate accounting for the bifurcated conversion feature under ASC 815.

The analysis also considered the presence of other embedded features:

●	Redemption (call/put) features were assessed and found to be clearly and closely related to the debt host.

●	Events of Default (EOD) provisions, such as interest step-ups or acceleration, were also determined to be clearly and closely related and do not require bifurcation.

●	The prepayment feature is fixed and does not create a substantial premium or discount, eliminating the need for bifurcation or remeasurement.

●	There are no contingent interest or loan commitment features requiring derivative analysis under ASC 815.

The debt was issued at a 3% discount, which will be amortized along with the issuance costs. The conversion feature must be bifurcated, and the instrument must be accounted for as a host debt liability with a separate derivative liability for the conversion option.

The Company must bifurcate the conversion feature under ASC 815-15, recognize a debt discount for the original issue discount and issuance costs, and amortize the debt discount over the life of the note using the effective interest method. The bifurcated embedded derivative is required to be measured at fair value at each reporting period with changes in fair value recorded within earnings.

Although the issuance of the Convertible Notes is a material probable transaction, the shares underlying the Convertible Notes were not included in the dilution table as the Convertible Notes will be issued by Pubco and Pubco will record the receipt of the proceeds in cash and establish a liability for the Convertible Note with a contra account for the discount on the Convertible Notes. As such, this transaction does not have an effect on the net tangible value of the SPAC.

With respect to bullets 2 and 3, the Company has deleted the above-referenced risk factor in the Amended Draft Registration Statement and confirms that the conversion ratio of the Convertible Notes may not be adjusted based on the change in the average Bitcoin price over the ten days immediately prior to the Closing Date, relative to the Signing Bitcoin Price.

The CCCM Board’s Reasons for Approval of the Business Combination, page 52

17.	Please revise to include quantitative information related to the volatility of Bitcoin here or include a cross reference to where the volatility of Bitcoin is disclosed. Also please disclose the fees and expenses associated with completing the Business Combination, including payments to the Placement Agents, or include a cross reference to where such fees and expenses are disclosed. In addition, please revise to include a brief definition of “mNAV.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 55, 68, 117, and 151 of the Amended Draft Registration Statement to include additional quantitative information related to the volatility of Bitcoin and to add a brief definition of “mNAV”.

Conditions to Closing of the Business Combination, page 57

18.	Please revise your disclosure on pages 57 and 58 to identify which of the conditions to the Closing may be waived.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 58, 59 and 178 of the Amended Draft Registration Statement.

Risk Factors, page 66

19.	Please add a separately captioned risk factor that addresses the risk of attack due to the levels of concentration of Bitcoin ownership such as the possibility of a Bitcoin owner obtaining control over the Bitcoin network.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Amended Draft Registration Statement.

20.	Please add a separately captioned risk factor that addresses PubCo’s exclusive forum provision.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Amended Draft Registration Statement.

Risks Related to the Business and Bitcoin Treasury Strategy of Pubco Bitcoin

and other digital assets are novel assets..., page 71

21.	Please revise to update your disclosure regarding the SEC’s enforcement actions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Amended Draft Registration Statement.

Recently, there has been a precipitous drop in the market values of companies formed through mergers..., page 95

22.	Please expand your risk factor disclosure to identify reasons why companies that have recently gone public through mergers with special purpose acquisition companies have experienced significant declines in their market values.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Amended Draft Registration Statement.

Members of CCCM’s management team and the CCCM Board..., page 102

23.	We note your disclosure that individual members of CCCM’s management team and the CCCM Board, as well as certain of CCCM’s affiliates, have been involved in litigation, investigations or other proceedings resulting from their involvement and positions in other companies, which could be time-consuming. To the extent any litigation, investigations or other proceedings is having a material impact on CCCM’s ability to consummate the Business Combination, please so specify. In addition, to the extent this is true of ProCap’s management, please also provide similar risk disclosure with respect to ProCap.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the Amended Draft Registration Statement.

The Indenture contains cross-default provisions..., page 115

24.	We note your disclosure that the Indenture contains cross-default provisions that could result in the acceleration of all of Pubco’s indebtedness. Please expand your disclosure to provide examples of covenants that may present a higher risk of breach that could result in an acceleration of indebtedness.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the Amended Draft Registration Statement.

The Domestication Proposal

Reasons for the Domestication, page 134

25.	We note that the reasons listed for domestication in Delaware is not specific to CCCM. Please revise your disclosure to specify why the CCCM Board believes that it is in the best interest of CCCM to effect the Domestication at this moment in relation to the proposed transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 132 and 140 of the Amended Draft Registration Statement.

The Business Combination Proposal Background of

the Business Combination Description of Negotiations between CCCM and ProCap, page 138

26.	Please add disclosure to describe the negotiations regarding the ownership of the Public Shareholders, the ProCap Preferred Unit Holders, the ProCap Common Unit Holders and the Sponsor in Pubco.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 145 of the Amended Draft Registration Statement.

27.	We note your disclosure on page 141 that between June 16, 2025 and June 23, 2025, CCCM, EGS, ProCap and RS negotiated the terms of the Business Combination Agreement. Please expand your disclosure to not only address the principal topics discussed, but to provide more detail regarding each party’s initial positions and how the terms of the Business Combination Agreement evolved. Please similarly expand your disclosure regarding the negotiation of the terms of the Ancillary Agreements, including details about the negotiations involving the Non-Competition Agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 147, 148 and 149 of the Amended Draft Registration Statement.

28.	We note your disclosure on page 141 that “[p]rospective investors negotiated the terms of the Subscription Agreements.” Please identify the prospective investors involved in negotiations, how potential investors were identified, each party’s initial positions and how the terms of the Subscription Agreements evolved through negotiations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 148 of the Amended Draft Registration Statement to provide additional information, including that the placement agents identified the investors.

29.	Please add disclosure regarding the negotiations with respect to Pubco’s management and board composition.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 147 of the Amended Draft Registration Statement.

Opinion of Northland, the CCM Board’s Financial Advisor

Fairness Opinion of Northland, page 145

30.	We note your disclosure on page 148 that Northland used financial information about ProCap in its analyses. Please revise to include the financial information in your prospectus or tell us why you believe this is not required. Similarly, please disclose the pricing information provided to Northland by CCCM management, ProCap and their advisors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 155 of the Amended Draft Registration Statement.

Analysis of Selected Precedent Transactions, page 148

31.	Please revise to identify which, if any, of the Selected Precedent Transactions closed as of the date of the Northland’s Fairness Opinion, and, for the transactions that had not yet closed, please clarify that there is no guarantee that the transactions will close.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 155 of the Amended Draft Registration Statement.

The Business Combination Agreement, page 160

32.	We note that in arriving at the Fairness Opinion, it was assumed that all regulatory approvals and consents required were consummated pursuant to the terms of the Business Combination Agreement. Please identify any material regulatory approvals and consents that are required and whether they have been obtained.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Amended Draft Registration Statement.

The Organizational Documents Proposal, page 178

33.	Please revise to show the full text of Proposals 3A to 3D in this section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 187, 188 and 189 of the Amended Draft Registration Statement to include the full text of each of the separate proposals constituting the Organizational Documents Proposal.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 208

34.	Please revise your presentation of Adjustment D to reflect the issuance of $64,563 of par value of stock issued to ProCap Preferred Unit holders as common stock of Pubco and not preferred stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 216, 217 and 218 of the Amended Draft Registration Statement to revise Adjustment D to reflect the issuance of $69,713 of par value stock issued to ProCap Preferred Unit holders as common stock.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2025, page 216

35.	Please revise Adjustment D to provide amounts for the Adjustment Shares calculated using the relevant Bitcoin prices in the formula as of the most recent practicable date prior to the effective date for the registration statement as required by Rule 11-02(a)(6)(i)(A) of Regulation S-X. In this regard, we note that using your July 24, 2025 submission date as a stand-in for the Closing Date, it appears that an incremental approximately 6.9 million shares of Pubco common stock would be issued. In addition, please address the following:

●	Update your pro forma loss per share disclosures in Note 6 to include the incremental Adjustment Shares.

●	As Bitcoin prices are volatile, separately disclose the range of possible actual Adjustment Shares that are likely to result based on historical Bitcoin price volatility. See Rule 11-02(a)(10) of Regulation S-X. If you do not believe significantly different results may occur, tell us why in your response.

●	Tell us your consideration for including Adjusted Shares based on information at the most recent practicable date prior to your submission/filing throughout your registration statement as these shares will impact the ownership percentages and other information disclosed in your submission.

Response: This comment has been resolved by revising Adjustment D to using a calculation for the Adjustment Shares for the Closing Bitcoin price in the formula, using the U.S. dollar price of one Bitcoin as determined by the average of the CME CF Bitcoin Reference Rate – New York Variant for the ten-day period from August 13, 2025, through August 22, 2025. Based on the revised calculation, 6,059,398 Adjustment Shares were calculated. The pro forma loss per share disclosures in Note 6 were updated to include the new calculation for the Adjustment Shares. The disclosure in Adjustment D was revised to include the range of possible Adjustment Shares, disclosing when no adjustment shares would be calculated, the number of Adjustment Shares presented in the pro forma financial statements, and the number of Adjustment Shares that would be calculated under the maximum Closing Bitcoin Price of $200,000 pursuant to the Business Combination Agreement.

Information Related to ProCap Media

Products, page 243

36.	Please revise to disclose whether you have developed the media products listed on page 243, including podcasts, a YouTube channel, social media accounts and a Substack newsletter. If so, please revise to describe the media products in greater detail, including for example, the name of your podcasts and number of podcasts produced, the name of your YouTube Channel, including the number of videos produced, the names and locations of your social media accounts, the number of Substack newsletters published and number of subscribers. In this regard, we note that your agreement with BitcoinIRA seems to require that you post ads on YouTube and X beginning on August 1, 2025. To the extent you have not developed the media products, please revise to describe the timeline of the development of these products, the costs of such development, the sources of capital and any challenges you may have in developing these products.

Response: In response to the Staff’s comment, the Company has revised page 244 of the Amended Draft Registration Statement.

Bitcoin Consulting and Advisory Services, page 244

37.	Your disclosure on page 244 regarding the Services Agreement with Professional Capital Management is inconsistent with your disclosure on page 252. On page 244, you describe the agreement as one in which you will provide advisory services to customers in exchange for fees. On page 252, you describe the agreement as one in which Professional Capital Management will provide services to ProCap. Please revise for clarity and consistency. In addition, please expand your disclosure to clarify the delineation of responsibilities with respect to your consulting and advisory services, including how much of the advisory services will occur through the Services Agreement and how much will be provided directly by ProCap.

Response: In response to the Staff’s comment, the Company has revised page 244 of the Amended Draft Registration Statement.

Bitcoin Treasury Strategy, page 244

38.	Please expand your disclosure in this section to describe the policies related to the percentage of your treasury holdings that will be Bitcoin, and, to the extent that you intend to engage in staking-like activities, disclose the percentage of your Bitcoin that will be staked and include a materially complete description of your staking policies and procedures. If known, describe the unbonding period of the Bitcoin staking activities you intend to engage.

Response: In response to the Staff’s comment, the Company has revised pages 244, 245 and 246 of the Amended Draft Registration Statement.

39.	Your disclosure on page 244 that you do not plan to sell Bitcoin except in extraordinary circumstances seems to contradict your statement on page 245 that you intend to use covered calls and various other option-based strategies to generate yield from your Bitcoin holdings. Please revise for clarity and consistency.

Response: In response to the Staff’s comment, the Company has revised page 246 of the Amended Draft Registration Statement.

40.	Please describe the anti-money laundering (AML), know-your-customer (KML) and other procedures you conduct or plan to conduct to mitigate transaction risk, including whether a transaction counterparty is subject to sanctions and is otherwise in compliance with applicable laws and regulations. Also add a separately captioned risk factor describing the risks of these due diligence procedures failing to prevent transactions with a sanctioned entity and the impact if such a transaction occurs.

Response: In response to the Staff’s comment, the Company has revised pages 81 and 246 of the Amended Draft Registration Statement.

41.	Please revise to disclose your policies related to air drops, incidental rights and hard forks, and add risk factors related to such policies as necessary.

Response: In response to the Staff’s comment, the Company has revised pages 81, 82 and 246 of the Amended Draft Registration Statement.

42.	Please expand your disclosure to explain how ProCap intends to purchase the Bitcoin for its treasury reserve, including whether purchases will be made through certain third party trading platforms or through certain brokers. Please disclose whether ProCap has any agreements in place for this purpose.

Response: In response to the Staff’s comment, the Company has revised page 246 of the Amended Draft Registration Statement.

Overview of Bitcoin Industry and Market, page 245

43.	Please balance your disclosure in this section to address the volatility of Bitcoin prices.

Response: In response to the Staff’s comment, the Company has revised page 247 of the Amended Draft Registration Statement.

Custody of ProCap’s Bitcoin, page 249

44.	Please revise to disclose the material terms of your agreement with Anchorage, including the term, termination provisions, whether your assets will be held in segregated accounts in cold storage, the identity of the entities that will have access to the Bitcoin, whether any entity will be responsible for verifying the existence of the Bitcoin, and the extent to which Anchorage will carry insurance for any losses of Bitcoin that it custodies for you. Also revise your disclosure to address where Anchorage is chartered and how it is regulated. Please also provide a summary of such terms of the custodial agreement with Anchorage in the Prospectus Summary.

Response: In response to the Staff’s comment, the Company has revised pages 63 and 251 of the Amended Draft Registration Statement.

Financial Statements of ProCap BTC, LLC

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies Digital

assets, page F-26

45.	We note your disclosure that you, “retain all Bitcoin mined” in your accounting policy. Please advise if you have any mining operations or plan to mine in the future, or remove the reference to mining in your next amendment if not applicable.

Response: In response to the Staff’s comment, the Company has revised their accounting policy disclosure for digital assets on page F-31 to remove the reference to “Bitcoin mined” in the Amended Draft Registration Statement.

Note 4. Digital Assets, page F-28

46.	We note the contribution of BTC in your rollforward on page F-28. We further note the line items in the supplemental disclosure of non-cash activities related to these contributions. Please revise your next amendment to provide a description of your accounting for these transactions. Refer to ASC 350-60-50-4.

Response: In response to the Staff’s comment, the Company has revised their accounting policy disclosure for digital assets in the Amended Draft Registration Statement to include the following statement: Purchases or contributions of bitcoin are initially recorded at fair value on the date received.

Annex D

Amended and Restated Certificate of Incorporation of ProCap Financial, Inc., page D-4

47.	We note that Section 1 of Article VIII states that “subject to the preceding provisions of this Article VIII, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended (the “Securities Act”), including all causes of action asserted against any defendant to such complaint” and that Section 2 of Article VIII states that “[t]he exclusive forum provision set forth in Section 1 above of this Article VIII does not apply to, and does not preclude or contract the scope of . . . concurrent jurisdiction under Section 22 of the Securities Act, for federal and state courts over all claims seeking to enforce any liability or duty created by the Securities Act or the rules and regulations thereunder.” These provisions appear to be contradictory. Please advise and revise the summary of your exclusive forum provision in your registration statement if necessary.

Response: In response to the Staff’s comment, we have revised (i) Article VIII of the Amended and Restated Certificate of Incorporation of ProCap Financial, Inc on page Annex D-4 of the Amended Draft Registration Statement. We have also revised the summary of the exclusive forum provision on pages 295 and 300, and have added a risk factor to page 91 of the Amended Draft Registration Statement as described in our response to Comment 20 above.

***************

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Katherine E. Geddes, Esq. of Reed Smith LLP at kgeddes@reedsmith.com or by telephone at (469) 680-4249.

Sincerely,

/s/ Anthony Pompliano
Anthony Pompliano
Chief Executive Officer
ProCap Financial, Inc.

cc:

Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

Gary Quin

Columbus Circle Capital Corp I